Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Bauer, Scott T. (Last) (First) (Middle) 5858 Horton Street, Suite 350 (Street) Emeryville, CA 94608 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 08/01/2002	4. Issuer Name and Ticker or Trading Symbol Ask Jeeves, Inc. (ASKJ)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) VP & Corporate Controller	6. If Amendment, Date of Original (Month/Day/Year) 09-11-2002
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	19,233	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	03/20/2001 1	03/19/2010	Common Stock	20,000	$61.8750	D
Option (Right to Buy)	06/19/2001 2	06/18/2010	Common Stock	15,000	$18.5000	D
Option (Right to Buy)	04/06/2002 3	04/05/2011	Common Stock	15,000	$0.8750	D
Option (Right to Buy)	05/10/2003 4	05/09/2012	Common Stock	15,000	$1.2100	D
Option (Right to Buy)	07/02/2003 5	07/12/2012	Common Stock	12,000	$0.9900	D
Explanation of Responses:

(1) Option will become exercisable in a series of installments over the Reporting Person's Period of Service with the Issuer as follows: 25% will become vested on 3/20/01 and the remainder will vest over three years in a series of monthly installments.
(2) Option will become exercisable in a series of installments over the Reporting Person's Period of Service with the Issuer as follows: 25% will become vested on 6/19/01 and the remainder will vest over three years in a series of monthly installments.
(3) Option will become exercisable in a series of installments over the Reporting Person's Period of Service with the Issuer as follows: 25% will become vested on 4/6/02 and the remainder will vest over three years in a series of monthly installments.
(4) Option will become exercisable in a series of installments over the Reporting Person's Period of Service with the Issuer as follows: 25% will become vested on 5/10/03 and the remainder will vest over three years in a series of monthly installments.
(5) Option will become exercisable in a series of installments over the Reporting Person's Period of Service with the Issuer as follows: 25% will become vested on 7/2/03 and the remainder will vest over three years in a series of monthly installments.

**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Brett Robertson **Signature of Reporting Person Attorney-in-Fact for Scott Bauer	02/13/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.